F O R    I M M E D I A T E    R E L E A S E


                        PRESS RELEASE

                                      March 22, 1994
                                      For more information contact:
                                      Erin Ibele    (419) 247-2800
                                      Robert Pruger (419) 247-2800


             HEALTH CARE REIT, INC. ANNOUNCES FINANCINGS
                        OF UP TO $26.8 MILLION

       Toledo, Ohio, March 22, 1994 . . . Health Care REIT, Inc. (NYSE/HCN) announced that it has provided mortgage financing in the amount of $14.1 million for a 180-bed skilled nursing and 60-bed assisted living facility located in Norwood, New Jersey. The borrower is Senior Care Foundation, Inc. and the facility is managed by Continental of Norwood, Inc.

       Additionally, the Company has provided mortgage financing in the amount of $2.85 million for a 161-bed long-term care facility located in Westland, Michigan. The borrowers and managers are Tamarack Associates Limited Partnership and Chaplains, Inc.

       The Company has also provided operating lease financing in the amount of $3.5 million for three assisted living facilities located in North Carolina. The facilities with a total of 142 units are managed by The Standish Care Company.

       Construction loan financing has been provided for a "to-be-built," 100-bed skilled nursing facility to be located in St. Louis, Missouri. The Company has advanced $1.4 million against a commitment to fund up to $6.4 million. The borrower and manager are affiliates of Life Care Centers of America, Inc.

       Health Care REIT, Inc. is a real estate investment trust which invests in health care properties, primarily nursing homes.
The Company also invests in assisted living and retirement facilities, rehabilitation centers, primary care facilities and psychiatric hospitals.








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